TANDY BRANDS ACCESSORIES, INC.
3631 WEST DAVIS  SUITE A
DALLAS, TEXAS 75211
PHONE NUMBER: 214-519-5200
FAX NUMBER:       214-330-2810

April 17, 2013

Via Email

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Mail Stop 3561
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Tandy Brands Accessories, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2012, filed September 4, 2012 (the “Form 10-K”)
File No. 000-18927

Dear Ms. Jenkins:

     This letter sets forth the responses of Tandy Brands Accessories, Inc., a Delaware corporation (“TBAC”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 4, 2013 (the “Comment Letter”), with respect to the Form 10-K.

     For the convenience of the Staff, we have set forth below the text of each of the Staff’s comments included in the Comment Letter followed by our response.

Form 10-K for the Fiscal Year Ended June 30, 2012

Notes to Consolidated Financial Statements, page 26

Item 7 – Credit Facility, page 30

1.
 We note your response to comment 4 in the letter dated March 13, 2013 that discusses the nature and effect of the factoring arrangement.  Please provide us with draft disclosure to be included in future filings that discusses the nature of the factoring arrangement as you have provided in your response as well as the disclosures that are required in ASC 860-20-50-3 through 50-5 as applicable.

Response:

In future filings, we will add the following disclosures (if concluded material):

In the second quarter of fiscal 2013, we entered into a supply chain finance (early-pay) arrangement in which the receivables of a major customer are sold to a third party lender.  Each transaction is made at our discretion and is recorded as a sale when the receivables are sold because we do not provide the lender with any protection against credit losses, and we do not have any continuing involvement of any kind in the transferred assets once they are sold.  We record interest expense (determined as the difference between the

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
April 17, 2013

accounts receivable balance sold and the amount of the cash received at the time of settlement) for the receivables that were sold to the supply chain finance lender.  The program improves our collection times (days sales outstanding improves from 60-85 days to 10-20 days) and reduces our interest expense (5.75% for our senior lender versus 2.44% deduction at settlement for our supply chain finance lender).  Receivables of $12.2 million and $12.5 million were sold for the three and nine months ended March 31, 2013, respectively.  Interest expense recognized in connection with this arrangement was $0.1 million for the three and nine months ended March 31, 2013.

TBAC acknowledges that:

•	TBAC is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	TBAC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should any member of the Staff have any questions regarding our responses to the Staff’s comments set forth above, or should any member of the Staff need any additional information, please do not hesitate to call the undersigned at 214-519-5133 at your convenience.

Very truly yours,

/s/ Joseph C. Talley

Joseph C. Talley
Chief Financial Officer